UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Charys Holding Company, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    161420104
                   -------------------------------------------
                                 (CUSIP Number)


                                December 7, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP No. 161420104
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Adam Benowitz
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
NUMBER OF                5.  SOLE VOTING POWER                                0
SHARES                   -------------------------------------------------------
BENEFICIALLY             6.  SHARED VOTING POWER                      4,023,368
OWNED BY EACH            -------------------------------------------------------
REPORTING                7.  SOLE DISPOSITIVE POWER                           0
PERSON WITH:             -------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER                 4,023,368
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,023,368
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     9.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

CUSIP No. 161420104
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                5.  SOLE VOTING POWER                                0
SHARES                   -------------------------------------------------------
BENEFICIALLY             6.  SHARED VOTING POWER                      4,023,368
OWNED BY EACH            -------------------------------------------------------
REPORTING                7.  SOLE DISPOSITIVE POWER                           0
PERSON WITH:             -------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER                 4,023,368
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,023,368
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     9.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

CUSIP No. 161420104
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity Master Fund, Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF                5.  SOLE VOTING POWER                                0
SHARES                   -------------------------------------------------------
BENEFICIALLY             6.  SHARED VOTING POWER                      4,023,368
OWNED BY EACH            -------------------------------------------------------
REPORTING                7.  SOLE DISPOSITIVE POWER                           0
PERSON WITH:             -------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER                 4,023,368
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,023,368
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     9.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                               Page 4 of 10 Pages

                                EXPLANATORY NOTE

This Amendment No. 2 (this "Amendment") amends and restates in its entirety the Statement on Schedule 13G originally filed on December 28, 2006 and amended by Amendment No. 1 thereto filed on January 29, 2007. This Amendment corrects certain information previously provided as of December 7, 2006 and also provides information as of December 31, 2006. The information in the cover pages hereto is accurate as of both December 7, 2006 and December 31, 2006.

Item 1.

(a)      The name of the issuer is Charys Holding Company, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 1117 Perimeter Center West, Suite N415, Atlanta, Georgia 30338.

Item 2.

(a) This statement (this "Statement") is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"),
         (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Adam Benowitz, the managing member of the Investment Manager and the Portfolio Manager for the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)      The principal business office of the Fund is:

         c/o Citi Hedge Fund Services (Cayman) Limited
         P.O. Box 1748
         Cayman Corporate Centre
         27 Hospital Road, 5th Floor
         Grand Cayman KY1-1109
         Cayman Islands

         The principal business office of each of the Investment Manager and Mr. Benowitz is:

         20 West 55th Street, 5th Floor
         New York, New York 10019
         USA

                               Page 5 of 10 Pages

(c)      For citizenship information see item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 7, 2006, and remains accurate as of December 31, 2006, and is based on 36,616,706 shares of Common Stock outstanding as of November 30, 2006, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on December 20, 2006.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

                               Page 6 of 10 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 2, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund







                               Page 8 of 10 Pages

                                  EXHIBIT INDEX

Exhibit No.    Document

1              Joint Filing Agreement






                               Page 9 of 10 Pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Charys Holding Company, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated:  October 2, 2007


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund



                               Page 10 of 10 Pages